

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 12, 2018

Eric L. Kelly
Sphere 3D Corp.
Chief Executive Officer
240 Matheson Blvd. East,
Mississauga, Ontario L4Z 1X1
Canada

> **Re: Sphere 3D Corp.**
> **Preliminary Proxy Statement of Schedule 14A**
> **Filed February 27, 2018**
> **File No. 001-36532**

Dear Mr. Kelly:

    We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Risk Factors relating to the Proposal to Approve the Transaction Resolution, page 47

1.   You state on page 40 that shareholders should be aware that certain of the company's directors and executive officers may have interests in the Share Purchase that are different from, or in addition to, those of your shareholders generally. Please revise to provide material risks related to the potential conflicts of interest.

"Following the completion of the Share Purchase, we may fail to satisfy the continued listing standards of NASDAQ Capital Market and may have to delist our Common Shares…," page 49

2.   You state that you may fail to satisfy the continued listing standards of the NASDAQ Capital Market and may have to delist your common shares. Please provide us with a detailed analysis regarding the applicability of Rule 13e-3 of the Exchange Act to the proposed transaction. In this regard, we note that the Share Purchase may be deemed to constitute a sale of "substantially all of the assets" of the company and that Eric Kelly, the company's chairman and chief executive officer, is a control person of the purchaser, Silicon Valley Technology Partners LLC. Additionally, you disclose that it is currently anticipated that the purchaser will offer to Kurt L. Kalbfleisch, the company's chief financial officer, a position at Silicon Valley Technology Partners LLC to serve as the chief financial officer of the purchaser, and will offer to Jenny Yeh, the company's general counsel, a position to serve as the general counsel of the purchaser. If you believe one of the exceptions in Rule 13e-3(g) applies, please identify the exception and outline the facts supporting your reliance on it. For guidance, please refer to the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

General

3.   Please revise to include the financial information called for by Item 14 of Schedule 14A, including Items 14(c)(1), 14(c)(2) and (b)(8)-(11), as applicable. Your revision should include your audited financial statements for the most recent fiscal year and the unaudited financial statements of the business to be disposed for the two most recent fiscal years as well as pro forma financial information giving effect to the disposition of the business for the latest two completed fiscal years. Alternatively, please tell us why you believe such financial information is not material. In this regard, we note that the sale of your Overland Storage subsidiary to Silicon Valley Technology Partners appears to involve a sale of substantially all your assets. We also note that you do not intend to distribute the net proceeds of the Share Purchase to your shareholders, but intend to use the proceeds from the Share Purchase to repay outstanding obligations. We finally note that financing is not assured and your disclosure that there is a risk that the financing may not be available. For guidance, please refer to Section H.6. of our July 2001 Interim Supplement to Publicly Available Telephone Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3673 with any questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information Technologies
and Services

cc: Jenny Yeh, Esq.